Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities of the Company. This announcement does not constitute a prospectus, offering circular, notice, circular, brochure or advertisement offering to sell any securities of the Company to the public in the United States, Hong Kong or any other jurisdiction, nor is it an invitation to the public to make offers to subscribe for or purchase any securities of the Company, nor is it calculated to invite offers by the public to subscribe for or purchase any securities of the Company. This announcement must not be regarded as an inducement to subscribe for or purchase any securities of the Company, and no such inducement is intended. Neither the Company nor the underwriters nor any of their respective affiliates and advisers is offering, or is soliciting offers to buy, any securities of the Company in the United States, Hong Kong or any other jurisdiction through the publication of this announcement.

Kingsoft Cloud Holdings Limited

金 山 云 控 股 有 限 公 司

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 03896)

(Nasdaq Stock Ticker: KC)

VOLUNTARY ANNOUNCEMENT

CLOSING OF THE OFFERING OF AMERICAN DEPOSITARY SHARES AND ORDINARY SHARES

UNDER GENERAL MANDATE AND FULL

EXERCISE OF THE OPTION

References are made to the announcements of the Company dated April 16, 2025 and April 17, 2025 in relation to the Offering (the “Announcements”).

Capitalised terms used herein shall have the same meanings as those defined in the Announcements unless the context requires otherwise.

CLOSING OF THE OFFERING OF AMERICAN DEPOSITARY SHARES AND ORDINARY SHARES UNDER GENERAL MANDATE AND FULL EXERCISE OF THE OPTION

The Company is pleased to announce that the Closing for the offering of (i) an aggregate of 17,300,000 Firm ADSs (representing 259,500,000 Underlying Shares with the aggregate nominal value of US$259,500) at the ADS Offer Price where each ADS represents fifteen (15) Ordinary Shares as Underlying Shares, and (ii) 18,000,000 Offer Shares with the aggregate nominal value of US$18,000 at the Offer Share Price took place on April 17, 2025 and April 25, 2025, respectively (Hong Kong Time).

As disclosed in the Announcements, the Company also granted to the Underwriters a 30-day option to purchase up to 2,775,000 Additional ADSs issuable in connection with the Offering (representing 41,625,000 Underlying Shares with the aggregate nominal value of US$41,625) at US$11.27 per Firm ADS. On April 25, 2025 (Hong Kong Time), the Underwriters have exercised the Option in full to purchase an Additional ADSs 2,775,000 at the ADS Offer Price. The closing for full exercising the Option is expected to take place on April 28, 2025 (Hong Kong Time).

Morgan Stanley Asia Limited, Goldman Sachs (Asia) L.L.C., China International Capital Corporation Hong Kong Securities Limited, Deutsche Bank AG, Hong Kong Branch, The Hongkong and Shanghai Banking Corporation Limited, and Merrill Lynch (Asia Pacific) Limited are acting as the underwriters for the Offering. To the best of the Directors’ and Underwriters’ knowledge, information and belief, and having made all reasonable enquiries, the Placees and their respective ultimate beneficial owner(s) are third parties independent of the Company and its connected persons.

USE OF PROCEEDS

The gross proceeds of the offering of the 17,300,000 Firm ADSs are approximately US$194,971,000 (equivalent to approximately HK$1,512,468,035); and the net proceeds of offering the aforementioned Firm ADSs after deduction of underwriters’ discounts, without taking into account estimated Offering expenses payable by the Company), are US$187,172,160 (equivalent to approximately HK$1,451,969,314). The gross proceeds of issuing the 2,775,000 Additional ADSs are expected to be US$31,274,250 (equivalent to approximately HK$242,606,867) (taking into account the full exercise of the Option). The net proceeds of issuing the Additional ADSs, after deduction of underwriters’ discounts, without taking into account estimated Offering expenses payable by the Company, are expected to be US$30,023,280 (equivalent to approximately HK$232,902,592) (taking into account the full exercise of the Option).

The gross proceeds of the offering of the Offer Shares are approximately HK$104,940,000 (equivalent to approximately US$13,527,728). The net proceeds of the offering the Offer Shares, after deduction of underwriters’ discounts, without taking into account estimated Offering expenses payable by the Company), are HK$100,742,400 (equivalent to approximately US$12,986,619).

The Company intends to apply the net proceeds of the Offering for (i) investments in upgrading and expanding infrastructure, (ii) investments in technology and product development, and (iii) general corporate and working capital purposes.

FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements about future expectations, plans, and prospects for the Company, including, without limitation, the anticipated use of proceeds therefrom, the possible adverse impact on the market price of the ADSs and Ordinary Shares due to the dilutive effect of the securities to be sold in the offering, capital market risks, and the impact of general economic or industry conditions. All statements, other than statements of historical fact, included in this announcement are forward-looking statements and can be identified by containing words such as “aim,” “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “possible,” “potential,” “will,” “would,” and other similar expressions. Such statements constitute forward-looking statements within the meaning of U.S. federal securities laws. Forward-looking statements are not guarantees or assurances of future performance. There can be no assurance that the Company will be able to complete the public offering on the anticipated terms, or at all. Forward-looking statements are based on the Company’s expectations and assumptions as at the date of this announcement and are subject to inherent uncertainties, risks, and changes in circumstances that may differ materially from those contemplated by the forward-looking statements. The Company may not actually achieve the plans, carry out the intentions, or meet the expectations or projections disclosed in the Company’s forward-looking statements, and shareholders, other holders of securities of the Company and potential investors should not place undue reliance on these forward-looking statements. Actual results may differ materially from those indicated by forward-looking statements as a result of various important factors. Further information on the above and other risks, uncertainties or factors is set out in the documents the Company has filed with the U.S. Securities and Exchange Commission, including the registration statement and prospectus supplement related to the offering, which are available at www.sec.gov. The Company anticipates that subsequent events and developments will cause the Company’s expectations and assumptions to change, and the Company undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as may be required by law. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Unless otherwise specified, translations of US$ into HK$ in this announcement are based on the rates of US$1:HK$7.7574. No representation is made that any amounts in US$ and HK$ can be or could have been converted at the relevant dates at the above rates or any other rates at all.

By Order of the Board
Kingsoft Cloud Holdings Limited Mr. Zou Tao
Vice Chairman of the Board, Executive Director, and acting Chief Executive Officer

Hong Kong, April 25, 2025

As at the date of this announcement, the board of directors of the Company comprises Mr. Lei Jun as Chairman and non-executive director, Mr. Zou Tao as Vice Chairman and executive director, Mr. He Haijian as executive director and Mr. Feng Honghua as non-executive director, and Mr. Yu Mingto, Mr. Wang Hang and Ms. Qu Jingyuan as independent non-executive directors.

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